Monthly Report - August, 2019

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (8,600,001)        1,560,224
Change in unrealized gain (loss) on open            2,344,821        (132,024)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury              31,875           31,264
      obligations
   Change in unrealized gain (loss) from U.S.          28,936          287,319
      Treasury obligations
Interest Income 			              303,851        2,581,842
Foreign exchange gain (loss) on margin deposits     (102,973)        (293,206)
				                 ------------    -------------
Total: Income 				          (5,993,491)        4,035,419

Expenses:
   Brokerage commissions 		              585,622        5,192,643
   Management fee 			               52,675          407,914
   20.0% New Trading Profit Share 	            (208,313)            4,373
   Custody fees 		       	                    0           15,607
   Administrative expense 	       	              129,778          765,838
					         ------------    -------------
Total: Expenses 		                      559,762        6,386,375
Net Income(Loss)			   $      (6,553,253)      (2,350,956)
for August, 2019

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (122,362.822    $     4,096,999    157,842,099    161,939,098
units) at July 31, 2019
Addition of 		 	          1,308        996,556        997,864
594.995 units on August 1, 2019
Redemption of 		 	              0    (1,677,829)    (1,677,829)
(1,433.394) units on  August 31, 2019*
Net Income (Loss)               $     (155,679)    (6,397,574)    (6,553,253)
for August, 2019
         			   -------------   -------------   -----------


Net Asset Value at August 31, 2019
(121,566.685 units inclusive
of 42.262 additional units) 	      3,942,628    150,763,252    154,705,880
				  =============  ============= ==============


		GLOBAL MACRO TRUST August 2019 UPDATE
                      Year to Date     Net Asset
Series	  August ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (4.27)% 	   (2.53)%  $  1,155.46	   96,523.420 $   111,529,354
Series 3    (3.37)% 	     0.34%  $  1,659.69	   19,521.321 $    32,399,353
Series 4    (3.80)% 	     1.54%  $  2,100.23	    3,933.451 $     8,261,142
Series 5    (3.60)% 	   (0.36)%  $  1,583.91	    1,588.493 $     2,516,031

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




				September 18, 2019
Dear Investor:

Losses came from trading interest rate and energy futures. On the other hand, trading of equity and non-energy futures, and currency forwards were each fractionally profitable, especially from gains late in the month as U.S.-China tensions stabilized.

A significant escalation of the U.S.-China trade war, slowing global growth, Brexit turmoil and numerous political confrontations- in Hong
Kong, India/Pakistan, Japan/Korea, Argentina, Russia, Iran/U.S.-roiled financial and commodity markets in August even as central banks globally eased monetary policy, and Asian governments promised fiscal policy boosts.

Given this background, investment and safe haven demand for government securities pushed yields down sharply in August. The magnitude and speed of the declines in interest rates combined with inverted yield curves prompted our trading models to take a counter trend positions, looking for a bounce back in yields. Since no significant bounce back occurred, we sustained sizable losses on our short interest rate futures positions as yields fell further. Consequently, short positions in German, French, U.K., Japanese, U.S., Canadian and Australian interest rate futures were unprofitable. On the other hand, long positions in Italian interest rate futures were profitable as investors sought out higher Italian yields, and as they saw the possibility of a Democratic/5-Star coalition government as less disruptive than a snap election and/or a League-led government with heightened EU confrontation.

Energy prices were depressed by trade and global growth worries, and long positions in Brent and WTI crude were particularly unprofitable.
The sector loss was reduced late in August as prices rose after U.S. energy inventories posted sharper than expected declines and as trade tensions between the U.S. and China calmed, at least for the moment. Trading of RBOB gasoline, London gas oil, heating oil and natural gas were also unprofitable.

Equity markets were volatile and mixed during August, but trading of equity futures was fractionally profitable. Short positions in Korean, Japanese and Emerging Market equity indices-countries negatively affected by the trade war-were profitable. Long positions in equity futures for most European countries and the U.S. posted small gains too, particularly after a recovery late in the month as U.S.-China relations steadied. On the contrary, long positions in German, Hong Kong, Chinese, Australian, U.K. and Canadian stock index futures-again countries negatively impacted by the trade war and Brexit-were unprofitable. A short vix index futures trade was also unprofitable, as was trading of the U.S. small cap index futures.

The U.S. dollar was boosted by safe haven demand and in many cases by relatively high interest rates. Long dollar positions versus the currencies of New Zealand, Australia, Brazil, Chile, Columbia, India, Switzerland, Sweden and Singapore were profitable. On the other hand, long dollar trades against higher yielding currencies in Russia, Mexico and South Africa produced partially offsetting losses. Also, trading the U.S. unit against the yen, euro and Canadian dollar were each slightly unprofitable, as was a short euro/long Norwegian kroner position.

Trade policy impacts, and large grain inventories and harvests weighed on grain prices. Short corn and wheat positions and trading of soybeans were profitable. Short coffee, sugar and cotton positions also produced gains. Trading of livestock futures was marginally unprofitable.

Trading of metal futures was marginally profitable. A long gold trade benefitted from safe haven demand. A long nickel trade was profitable as an Indonesian ban on nickel exports boosted prices. Short copper and zinc positions posted gains as trade and growth worries weighed down prices. On the other hand, as safe haven demand spread from gold to silver driving prices higher, a short silver trade posted a partially offsetting loss and was reversed to a long trade.



  			    Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman